Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March, 2013

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Annual General Shareholders’ Meeting held on April 10th, 2013

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nr 33.256.439/0001-39	NIRE 35.300.109.724

Minutes of Annual General Shareholders’ Meeting held on April 10th, 2013

Date, Time and Location:
April 10th, 2013, at 2:00 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:
Attendance: (i) shareholders representing 73.6% of the social capital; (ii) the Chairman of the Board of Directors of the Company; (iii) the Chief Executive Officer of the Company; (iv) the Chief Financial and Investor Relations Officer of the Company; (v) members of the Fiscal Council of the Company; and (vi) Mr. Edimar Facco, registered under CRC nr 1 SP 138635/O-2 representing Deloitte Touche Tohmatsu, independent audit firm of the Company.

Publications:
Call Notice: Published in the newspaper “Diário Oficial do Estado de São Paulo” (official gazette of the State of São Paulo) on March 12th, 13th and 14th, 2013 and in the newspaper “Valor Econômico” on March 11th, 12th and 13th, 2013.

Notice to Shareholders: Waived pursuant to publication of documents referred to in Article 133 of the Brazilian Corporate Law, in the newspapers “Diário Oficial do Estado de São Paulo” on February 22nd, 2013, pages 61 to 74 under chapter “Empresarial”, and “Valor Econômico” on February 22nd, 2013, under special chapter, pages 1 to 16.

Chairman and Secretary of the Meeting:
Chairman – Marcelo Fernandez Trindade.
Secretary – Luiz Antonio de Sampaio Campos.

Order of the day:
In accordance with the published Call Notice.

Discussed and approved matters:

1. Approval of the minutes of the Meeting to be written out as a summary, pursuant to Article 130, paragraph 1 of the Brazilian Corporate Law, and authorization of the publication of the minutes omitting signatures, pursuant to paragraph 3 of the same article. Voting instructions received by the Chairman and the Secretary of the Meeting were duly filed at the Company’s headquarters.

2. Approval, without amendments or qualifications, by 95.2% of the shareholders present, with the abstention of those legally restricted representing 0.3% of the shareholders present, of the report and accounts of the management of the Company, the financial statements and notes to the financial statements, as well as the report from the independent auditors referring to the year ended on December 31st, 2012.

3. Approval, without amendments or qualifications, by 99.4% of the shareholders present, of the destination of net earnings for the fiscal year ended on December 31st, 2012, in the amount of R$ 1,011,009,115.34 (one billion eleven million nine thousand one hundred and fifteen Reais and thirty-four cents), as follows:

a)	R$ 50,550,455.77 (fifty million five hundred and fifty thousand four hundred and fifty-five Reais and seventy-seven cents) will be allocated to the legal reserve;

b)	R$ 333,034,604.77 (three hundred and thirty-three million thirty-four thousand six hundred and four Reais and seventy-seven cents) will be allocated to the statutory reserve for investments; and

c)
R$ 627,424,054.80 (six hundred and twenty-seven million four hundred and twenty-four thousand and fifty-four Reais and eighty cents) were allocated to the payment of dividends to shareholders, of which R$ 273,391,844.40 (two hundred and seventy-three million three hundred and ninety-one thousand eight hundred and forty-four Reais and forty cents) were paid as interim dividends as approved by the Board of Directors on August 1st, 2012. Additionally, as approved by the Board of Directors of the Company in February 20th, 2013, the remaining balance of the dividends approved herein for the fiscal year ended on December 31st, 2012, in the amount of R$ 354,032,210.40 (three hundred and fifty-four million thirty-two thousand two hundred and ten Reais and forty cents) was paid to shareholders from March 8th, 2013 onwards. Therefore, total dividends distributed from earnings of the fiscal year ended on December 31st, 2012 are equivalent to a dividend per common share of R$ 1.17.

4. Approval, by 98.5% of the shareholders present, of the election of the persons listed below as members of the Board of Directors, with mandate up to the Annual General Shareholders’ Meeting to be held in 2015 to examine the documents referred to in Article 133 of the Brazilian Corporate Law, related to the fiscal year ended on December 31st, 2014:

•
ANA MARIA LEVY VILLELA IGEL, Brazilian, widow, translator and interpreter, holder of Identity Card RG nr 2.821.401/SSP-SP and CPF/MF nr 513.400.208-82, with business address at Av. Brigadeiro Luís Antonio, nr 1343, 5th floor, Bela Vista, in the City and State of São Paulo;

•
IVAN DE SOUZA MONTEIRO, independent board member, Brazilian, married, engineer, holder of Identity Card RG nr 004.834.564-9 and CPF/MF nr 667.444.077-91, with offices at SBS block 1, building Sede III, 24th floor, in the City of Brasília, Distrito Federal;

•
LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, engineer, holder of Identity Card RG nr 3.045.977/SSP-SP and CPF/MF nr 061.094.708-72, with business address at Av. Brigadeiro Luís Antonio, nr 1343, 9th floor, Bela Vista, in the City and State of São Paulo;

•
NILDEMAR SECCHES, independent member, Brazilian, widower, engineer, holder of Identity Card RG nr 3.997.339-6/SSP-SP and CPF/MF nr 589.461.528-34, with business address at Av. Escola Politécnica, nr 760, Jaguaré, in the City and State of São Paulo;

•
OLAVO EGYDIO MONTEIRO DE CARVALHO, independent member, Brazilian, legally separated, engineer, holder of Identity Card RG nr 01.585.449-0/IFP-RJ and CPF/MF nr 007.260.107-82, with business address at Ladeira Nossa Senhora, nr 163, 7th floor, in the City and State of Rio de Janeiro;

•
PAULO GUILHERME AGUIAR CUNHA, Brazilian, married, engineer, holder of Identity Card RG nr 4.554.607/SSP-SP and CPF/MF nr 008.255.498-68, with business address at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, Bela Vista, in the City and State of São Paulo;

•
PAULO VIEIRA BELOTTI, independent member, Brazilian, married, engineer, holder of Identity Card RG nr 946.526-1/IFP-RJ and CPF/MF nr 001.388.357-72, with offices at Rua do Ouvidor, nr 60, room 1104, Downtown, in the City and State of Rio de Janeiro;

•
PEDRO WONGTSCHOWSKI, Brazilian, divorced, chemical engineer, holder of Identity Card RG nr 3.091.522-3-SSP/SP and CPF/MF nr 385.585.058-53, with business address at Av. Brigadeiro Luís Antonio, nr 1343, 9th floor, Bela Vista, in the City and State of São Paulo; and

•
RENATO OCHMAN, independent member, Brazilian, married, lawyer, registered with OAB/SP under nr 82.152 and holder of CPF/MF nr 375.739.690-15, with offices at Av. Brigadeiro Faria Lima, nr 1461, 11th floor, Jardim Paulistano, in the City and State of São Paulo.

5. Approval, without amendments or qualifications, by 99.1% of the shareholders present, of a maximum global annual limit for the Company’s Management compensation of R$ 31,250,000,00 (thirty-one million two hundred and fifty thousand Reais), pursuant to the terms and composition of the proposal presented by the Management, maintained the current proportion among the Directors.

6. Approval of the election, by 99.2% of the shareholders present, of the persons listed below as effective and alternate members of the Fiscal Council, with mandate up to the Annual General Shareholders’ Meeting to be held in 2014 that will examine the documents referred to in Article 133 of the Brazilian Corporate Law, related to the current fiscal year:

As effective members:

•
FLAVIO CÉSAR MAIA LUZ, Brazilian, married, engineer, registered under CPF/MF nr 636.622.138-34, resident and domiciled at Alameda Canadá, 162, Alphaville 2, in the City of Barueri, in the State of São Paulo;

•
JOSÉ REINALDO MAGALHÃES, Brazilian, married, bank employee, registered under CPF/MF nr 227.177.906-59, resident and domiciled at Rua Nascimento Silva, nr 224, apt 301, Ipanema, in the City and State of Rio de Janeiro.

•
MARIO PROBST, Brazilian, married, accountant and business administrator, registered under CPF/MF nr 029.415.318-74, resident and domiciled at Rua Robélia, 614, Jardim Prudência, in the City and State of São Paulo.

As alternate members:

•	MÁRCIO AUGUSTUS RIBEIRO, Brazilian, married, engineer, registered under CPF/MF nr 006.211.088-80, resident and domiciled at Alameda Canadá, 43, in the City of Vinhedo, and in the State of São Paulo;

•
PEDRO OZIRES PREDEUS, Brazilian, married, accountant, registered under CPF/MF nr 005.474.508-00, resident and domiciled at Rua Marechal Hastimphilo de Moura, 338-C, apt 23-B, in the City and State of São Paulo; and

•
SÉRGIO PAULO SILVA, Brazilian, married, bank employee, registered under CPF/MF nr 011.664.506-78, resident and domiciled at Rua Gonçalves Dias, 2283, apt 1701, in the City of Belo Horizonte, and in the State of Minas Gerais.

7. Approval, without amendments or qualifications, by 99.2% of the shareholders present, of the remuneration for the members of the Fiscal Council herein elected, provided that the one designated as president of the Fiscal Council will be entitled to receive a monthly compensation of R$ 13,621.00 (thirteen thousand six hundred and twenty-one Reais) and other effective members will be entitled to receive a monthly compensation of R$ 12,670.00 (twelve thousand six hundred seventy Reais).

Discussed and approved matters:

The members of the Board of Directors and of the Fiscal Council, hereby elected, upon the signature of the respective deeds of investiture filed at the Company’s headquarters, previously consulted, have declared that there are no ongoing impediments which would prevent them from exercising their activities in the designated offices, that they do not hold positions in companies which can be considered to be competitors of the Company and that they do not have any conflict of interest with the Company, in accordance with Article 147 of the Brazilian Corporate Law and with the CVM Instruction nr 367/02.

As there were no further matters to be discussed, the Meeting was finished, and these Meeting minutes were presented, read, approved and duly signed by the shareholders present.

PAULO GUILHERME AGUIAR CUNHA – as a shareholder and Chairman of the Board of Directors of the Company

THILO MANNHARDT – as Chief Executive Officer

ANDRÉ COVRE – as Chief Financial and Investor Relations Officer

ULTRA S.A. PARTICIPAÇÕES

PAULO GUILHERME AGUIAR CUNHA

LUCIO DE CASTRO ANDRADE FILHO

MONTEIRO ARANHA S.A.

WOLFGANG EBERHARD ROHRBACH

RENATO OCHMAN, on its own behalf and as proxy of PARTH INVESTMENT COMPANY LLC.; BETTINA IGEL HOFFENBERG; JENNINGS IGEL HOFFENBERG; ULTRA-DI PARTICIPAÇÕES S.A.

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LUIZ BARSI FILHO

ANDREA CAMPOS SOARES; ANDRÉ COVRE; ANDRÉ LUIS POLO; ANDRÉ LUIZ PEDRO BREGION; ANA PAULA SANTORO CORIA; FLÁVIO DO COUTO BEZERRA CAVALCANTI; FLÁVIO COELHO DANTAS; HELANO PEREIRA GOMES; JOSÉ AUGUSTO DUTRA NOGUEIRA; JOÃO BENJAMIN PAROLIN; JULIO CESAR NOGUEIRA; JERÔNIMO JOSÉ MERLO DOS SANTOS; JOÃO MARCOS CAZULA; LEOCADIO DE ALMEIDA ANTUNES FILHO; LEANDRO DEL CORONA; MARCELLO DE SIMONE; MIGUEL LACERDA DE ALMEIDA; PEDRO JORGE FILHO; PLÍNIO LAERTE BRAZ; RODRIGO DE ALMEIDA PIZZINATTO; RICARDO ISAAC CATRAN; ROBERTO KUTSCHAT NETO and TABAJARA BERTELLI COSTA

BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES IBRX MULTIPATROCINADO; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES SAFE IBRX 50; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES IBOVESPA QUANTITATIVO; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES INSTITUCIONAL IBRX ALPHA; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES MASTER DIVIDENDOS; BRAM FUNDO DE INVESTIMENTO EM AÇÕES DIVIDENDOS; BRAM FUNDO DE INVESTIMENTO EM AÇÕES VALOR; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES MASTER DIVIDENDOS; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES EQUITIES; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES IBOVESPA PLUS; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES INSTITUTIONAL IBX ATIVO; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES IBX PLUS; BRADESCO PRIVATE FUNDO DE INVESTIMENTO EM AÇÕES; BRADESCO FUNDO MÚTUO DE PRIVATIZAÇÃO FGTS CARTEIRA LIVRE; BRADESCO MULTIPORTFÓLIO FMP - FGTS CARTEIRA LIVRE; BRADESCO PRIVATE FUNDO DE INVESTIMENTO EM AÇÕES IBOVESPA ALAVANCADO; BRAM FUNDO DE INVESTIMENTO EM AÇÕES IBOVESPA; BRAM FUNDO DE INVESTIMENTO EM AÇÕES; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES DIVIDENDOS; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES SUPER AÇÃO; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES MASTER PREVIDÊNCIA; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES GOVERNANÇA

CORPORATIVA; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES ÍNDICE DE SUSTENTABILIDADE EMPRESARIAL; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES INFRA ESTRUTURA; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES DIVIDENDOS YELD; BRAM FUNDO DE INVESTIMENTO EM AÇÕES IBRX ATIVO and BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES IDEAL

EDIMAR FACCO - CRC nr 1 SP 138635/O-2 – Auditor from Deloitte Touche Tohmatsu

FLAVIO CESAR MAIA LUZ – Fiscal Council Member

MARIO PROBST – Fiscal Council Member

MARCELO FERNANDEZ TRINDADE – Chairman of the Meeting

LUIZ ANTONIO DE SAMPAIO CAMPOS – Secretary of the Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2013

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Minutes of the Annual General Shareholders’ Meeting held on April 10th, 2013)